January 24, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SCPIE Holdings Inc.

Form 10-K for fiscal year ended December 31, 2005

Filed March 23, 2006

Commission File No. 001-12449

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated December 22, 2006 with respect to the above referenced 10-K of SCPIE Holdings Inc. (“the Company”). This letter is being provided in response to the comments raised by the Staff as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery. The Company’s responses are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Item 7. Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 32

Critical Accounting Policies, page 32

Loss and Loss Adjustment Expense Reserves, page 33

1.

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method of establishing the estimate; 2) whether and if so to what extent and why

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

management has adjusted their assumptions used to determine the estimate for the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a)	Disclose the amount of your reserves determined by the independent actuaries that is referenced in the discussion on page 11. Furthermore, since you appear to base your reserves upon the actuaries’ estimates, please name the actuary as an expert in the filing. Their consent will also be necessary if the filing is incorporated by reference into any future ‘33 Act registration statement.

Company Response to 1a:

In order to make it clearer that the Company does not base its reserves upon the independent actuaries estimates, the Company proposes to add the following wording in its 2006 10-K (to replace the current language contained in the last two paragraphs on page 11 of the Company’s 2005 10-K and the first three paragraphs on page 12).

The Company utilizes its internal actuarial staff in establishing its reserves. The Company’s internal actuarial staff reviews reserve adequacy on a quarterly basis. The Company continually refines reserve estimates as experience develops and further claims are reported and resolved. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. The Company’s medical malpractice and assumed reinsurance insurance written are lines of business for which the initial loss and LAE estimates may be adversely impacted by events occurring long after the reporting of the claim. Such events include sudden severe inflation or adverse judicial or legislative decisions in medical malpractice insurance and the inherent long reporting delays in assumed reinsurance.

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

The Company’s actuaries use a variety of actuarial methodologies in evaluating the adequacy of healthcare liability loss and LAE reserves. Loss development methods use historical loss development patterns by the year a claim is reported (the report year) and the valuation points of reported losses during ensuing periods. Paid loss and reported incurred loss development projections are base methods and are used to support the other techniques. Report year claim count and severity (average claim size) projections are developed to provide alternative projections using reported claim frequency and trended severity. Alternative reported projections are developed by adjusting the claims settlement rates so that these patterns are consistent from year to year. Trended pure premium projections are developed by trending average losses per exposure from mature periods. The Company also used the Bornhuetter-Ferguson method, a standard method which combines reported or paid losses, loss development or payment patterns and expected loss ratios.

The indications derived under the various methodologies are analyzed by limit, resulting average loss trends, the year in which the medical incident occurred or was reported and known policy limit claims outstanding. An individual reserve level is selected by report year or accident year in the case of occurrence coverages.

Loss development methods based on historical patterns are very sensitive to small changes in the pattern of loss payments or reported losses. Methods which determine trends from mature periods or use expected loss ratios are less sensitive to changes in loss payment or reporting patterns. In general, the Bornhuetter-Ferguson and trended pure premium loss methodologies are given more weight in selecting the levels for the most recent report years. As more data emerges in payments and settled claims, the various methodologies begin to converge.

In the assumed reinsurance area, the Company actuaries rely heavily on losses, including IBNR, reported by the ceding companies. The Company obtains analysis from the actuary of the ceding companies, when available. These analyses are reviewed by the Company’s actuaries as well as general industry patterns to determine the Company’s reserve position. The volatility is greatest in those areas where claims take a long time, often many years, to be reported through the worldwide reinsurance market.

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

In connection with the reserve certification required under state statutory regulations, independent actuaries review the Company’s reserves for losses and LAE at the end of each fiscal year. The independent actuaries report includes a single point estimate of required reserve levels. The Company considers the independent actuaries work when determining reserve levels, but primarily as a validation that the Company’s reserve analysis is reasonable and has considered the relevant factors inherent in such a determination, such as, anticipated or estimated change in frequency and severity of claims, loss retention levels and premium rates.

b)	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

i)	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

ii)	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

Company Response to 1b:

The Company does not have a policy for adjusting the liability for unpaid claims and claims adjustment expenses to an amount different than the amount determined by its independent actuaries because the Company does not base its reserves on the independent actuaries estimate as stated in the response to 1a.

c.

It appears that you have significantly revised your provision for losses of insured events of prior years. We note here and in the notes to the financial statements that this discussion is somewhat limited. Please provide the following to explain the

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

reasons for your change in estimate for each of the lines of business discussed in both MD&A and the notes to the financial statements:

A.	Identify and described in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

B.	Ensure you disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

C.	Related to your core business include what it is that caused the “inherent pure lost cost trend” to decrease.

d.	We note your disclosure on page 34 to 35 and feel that a more detailed discussion of these key assumptions is merited. Specifically disclose the following related to each of the key assumptions identified in your current discussions:

A.	Identify the key assumptions that factor into the reserves related to the “Assumed Reinsurance Reserves.”

B.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

C.	Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Company Response to 1c and 1d:

The Company proposes to add the following language in its 2006 10-K (to the section beginning Reserve Sensitivity on page 31 of the Company’s 2005 10-K).

General – Reserve Sensitivity

The Company’s operations, both currently and in the past, have been in areas of insurance considered long-tail lines of business. The long-tail reference relates to both the length of

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

time it takes for claims to become known to an insurer and to be ultimately resolved. As a result of this extended length of time, an actuarial analysis of medical malpractice liability reserves and assumed reinsurance reserves is especially difficult. Small changes in the length of report or settlement patterns as well as in the average settlement amount caused by judicial decisions, inflation, catastrophes and foreign exchange rates can result in significant variability in projected reserve levels. In general, for these lines of business, the Company believes that a range plus or minus 15% from expected results is not considered an abnormality. This range reflects the uncertainly of the claim environment as well as the limited predicting power of past data. These uncertainties and limitations are not specific to the Company. A plus or minus 15% range around our net reserves held as of December 31, 2005 is a range of plus or minus $57.6 million. Such a range does not include all possible scenarios from a statistical distribution standpoint. The range represents a reasonable estimate of possible outcomes and should not be confused with a range of best estimates. Our reserve selections represent the Company’s estimate of what it believes is the most probable outcome (best estimate) albeit the probability of any specific selection being exactly the ultimate result when all claims are paid and settled is very small.

The Company’s best estimate of reserves may change as credible data emerges. When the determination is made, resulting reserve changes are reflected in then-current operations. Due to the size of an insurance company’s reserves for losses, even a small change in estimates could have a material effect on results of operations for the period in which the change is made.

The Company proposes to add the following language in its 2006 10-K (to replace the last paragraph on page 34 of the Company’s 2005 10-K).

The primary factor affecting the adequacy of reserve estimates in the core area is the trend in pure loss costs (the combination of frequency and average severity changes) related to malpractice coverage. The inherent pure loss cost

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

trend included in the setting of the 2003, 2004 and 2005 reserves was 4.4%, 3.3% and 2.2%, respectively. The primary factor which has decreased the pure loss cost trend during this timeframe has been a significant decline in the frequency of claims. The frequency of claims declined 3.0% in 2003, 13.1% in 2004, and 21.1% in 2005. The Company does not know of any empiric reason for the decline in claim frequency but believes it may represent a general decline in the propensity of claimants to sue or file claims against doctors after the great deal of publicity that surrounded the effect that medical malpractice insurance rates had on the practice of medicine in various parts of the country. The Company believes other company reports in the media that this decline in frequency has occurred across the country as well as in California where the Company primarily operates. At 2005 reserve levels, a 1% change in pure loss costs trend produces a change in prior reserves of approximately $5.2 million. Such changes are reflected in the period of change. Reserves related to medical malpractice coverage account for over 90% of core reserves.

The Company proposes to add the following language in its 2006 10-K (to replace the first paragraph under Assumed Reinsurance Reserves – Sensitivity on page 35 of the Company’s 2005 10-K).

The accuracy and sensitivity of the Company’s reserves for Assumed Reinsurance is impacted primarily by three factors: the accuracy of case reserves and IBNR reported by the ceding companies on particular contracts; the timeliness of the reporting of losses from ceding companies; and the ultimate severity of large excess of loss claims.

The Company’s internal actuaries review the experience of individual contracts as well as review actuarial information received from the ceding companies. Since the last premiums were written on this business several years ago, the reporting of new losses should be relatively infrequent. The late reporting experienced by the Company does not appear to be related to any one type of contract or any specific contract and seems random in nature. These “surprises” would not normally be expected when looking at general reinsurance

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

statistics relating to loss development. Since the Company’s assumed reinsurance is in run-off, what would be considered minor adjustments of previous reserves are accentuated when looked at in a segment with no ongoing business.

In addition, because the Company is no longer in the reinsurance business, it is actively trying to commute certain contracts which may have a transaction cost to the Company but will improve its metrics under the A.M. Best capital adequacy model.

The Company proposes to add the following language to its 2006 10-K (to replace the second paragraph under Core Business on page 39 of the Company’s 2005 10-K).

The loss ratio (loss and LAE related to premium earned) for 2005 was 70.9% compared to loss ratios of 80.6% and 88.6% for 2004 and 2005 respectively. The 12.0% decrease in the ratio between 2004 and 2005, and the 9% decrease in the ratio between 2003 and 2004, reflect the fact that the frequency of claims declined 21.1% and 13.1% during these respective periods. These declines were partially offset by increases in the estimate of the average cost of claims.

The Company proposes to add the following language in its 2006 10-K (to replace the first sentence of the second paragraph under Non-Core Business on page 39 of the Company’s 2005 10-K).

The underwriting gain in 2005 is the result of reductions in reserves for prior losses. The experience related to new claims and average settlement costs was less than what had been expected when 2004 reserve levels were set.

The Company proposes to add the following language in its 2006 10-K (to replace the second paragraph under the table in the Assumed Reinsurance section on page 40 of the Company’s 2005 10-K).

The underwriting loss incurred in 2005 in the assumed reinsurance segment was primarily attributable to i) adjustments made to amounts ceded to Rosemont Re following a review by the parties in the third quarter, which resolved interpretative issues

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

relating to the wording of the reinsurance contract, ii) additional costs incurred with closing the last syndicate at Lloyds for which the Company provided capital, a decision which was made in the fourth quarter and significantly improved the Company’s capital adequacy ratios under the A.M. Best capital adequacy model, and iii) unexpected upward development on London based business, including Lloyd’s syndicates.

e.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Company Response to 1e:

The Company proposes to add the following language in the 2006 10-K.

As an example of the potential variability of the estimate for loss and LAE reserves, the following table illustrates the impact on the level of reserves of potential changes in key assumptions related to the Company’s reserves:

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

	Impact on Reserves (in millions)
	Reduction	Increase
Core Healthcare Reserves
2 percentage point increase in pure loss cost trend		10.4
2 percentage point decrease in pure loss cost trend	10.4

Non Core Healthcare Reserves
10% increase in average settlement value		5.0
10% decrease in average settlement value	5.0

Assumed Reinsurance Reserves
10% increase in reported losses		5.9
10% decrease in reported losses	5.9

The examples selected for inclusion in the preceding table are considered reasonably possible because

a)	for the Core Healthcare Business the primary decline in pure loss cost trend over the past several years has been driven primarily by decreases in the frequency of claims. Since the decrease in claim frequency is not attributable to any specific cause, this trend is not readily predictable and the Company considers a 2 percentage point movement either up or down reasonably possible.

b)	for the Non-Core Healthcare Reserves the accuracy of the reserves is primarily dependent on the future settlement value of claims now known. Any particular legal award may be larger than current case reserves or, if the Company is successful in defense of the claim, less than current reserves. The Company believes there is a reasonable possibility further uncertainties of settlement could cause the average settlement value to increase or decrease 10%.

c)

for the Assumed Reinsurance Reserves, the future reports from ceding companies could indicate the need for more reserves or less reserves depending on the circumstances of the individual contracts. The Company receives notice of

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

increase and decreases in reserves every reporting period. The Company considers it reasonably possible that an increase or decrease of 10% could occur over time.

Contractual Commitments, page 43

2.	Please provide us a revised table that presents the loss and LAE reserve payments on a gross basis, rather than net of any estimated recoverable, since these amounts do not appear to have a right to offset and you are still liable for the gross amount.

Company Response to 2

The Company will provide in its 2006 10-K a table that presents loss and LAE reserve payments on a gross basis. The table on page 43 of the Company’s 2005 10-K would look as follows:

CONTRACTUAL COMMITMENTS

The Company has certain contractual obligations and commercial commitments principally for providing for the payments of loss and LAE expenses, operating leases for office space for its headquarters and letters of credit to provide security in connection with the assumed reinsurance segment. The table below presents the contractual payments estimated to be due by period or expiration period for each obligation or commitment:

Contractual commitments as of December 31, are as follows:

	2006	2007	2008	2009	2010	Thereafter
	Payments Due by Period (in Thousands)
Loss and LAE Reserve Payments	$156,300	$105,100	$61,300	$37,200	$26,200	$43,200
Operating Leases	3,000	3,100	2,600	100	100	0

	$159,300	$108,200	$63,900	$37,300	$26,300	$43,200

Unlike many other forms of contractual obligations, loss and LAE reserves do not have definitive due dates, and the ultimate payment dates are subject to a number of variables and uncertainties. The liability shown in the table represents the Company’s best estimate of the unpaid cost of settling claims, including claims that have been incurred but not yet reported, and the time period in which such

Mr. Jim Rosenberg

Securities and Exchange Commission

January 24, 2007

claims will be resolved. The amounts shown are gross of any reinsurance that the Company estimates will be recoverable on resolution of the claims. A portion of the assumed reinsurance business, principally the occupational and accident reserves and the cession to Rosemont Re, are on a funds withheld basis and therefore projected reserve payments of $50.7 million including in the preceding table will be funded by a draw down of funds withheld balances rather than cash.

In November, 2001, the Company arranged a letter of credit facility in the amount of $50 million with Barclays Bank PLC. This facility was amended in June, 2005. Letters of credit issued under the facility fulfill the requirements of Lloyd’s and guarantee loss reserves under reinsurance contracts. As of December 31, 2005, letter of credit issuance under the facility was approximately $44.5 million. Securities of $48.9 million are pledged as collateral under the facility.

Please direct any questions regarding the foregoing information to the undersigned at (310) 551-5900. Thank you in advance for your cooperation with this matter.

Very truly yours,

/s/    Robert B. Tschudy

Robert B. Tschudy

Chief Financial Officer

cc:	Donald J. Zuk, President & CEO

Kei Ino, Staff Accountant (via facsimile)